SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549
                   ____________________________

                          SCHEDULE 13D
                        (Amendment No. 1)

            Under the Securities Exchange Act of 1934

                  National R.V. Holdings, Inc.

                        (Name of Issuer)

                          Common Stock

                 (Title of Class and Securities)

                            637277104
              (CUSIP Number of Class of Securities)

                       Michael J. Halpern
              1999 Avenue of the Stars, Suite 1950
                     Los Angeles, CA  90067
                         (310) 201-7795

                            Copy to:

                         Jeanne M. Flynn
                      O'Melveny & Myers LLP
               1999 Avenue of the Stars, 7th Floor
                     Los Angeles, CA  90067
                         (310) 553-6700


    (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                          June 14, 1996

     (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D and is filing this schedule because of Rule 13D-
1(b)(3) or (4), check the following box: [ ]

Check the following box if a fee is being paid with this
Statement: [ ]

13d
CUSIP No. 637277104


(1)  NAME OF REPORTING PERSON

          Dorchester Partners, L.P.


(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                         (a) [X]
                                                         (b) [ ]


(3)  SEC USE ONLY _______________________________



(4)  SOURCE OF FUNDS ____________________________

          WC


(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)

                                                              [ ]

(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE

- ----------------------------------------------------

                    : (7) SOLE VOTING POWER
                    :   -0- SHARES OF COMMON STOCK
                    :
                    : (8) SHARED VOTING POWER
Number Of Shares    :   174,250 SHARES OF COMMON STOCK
Beneficially Owned  :
By Each Reporting   : (9) SOLE DISPOSITIVE POWER
Person With         :   -0- SHARES OF COMMON STOCK
                    :
                    : (10) SHARED DISPOSITIVE POWER
                    :   174,250 SHARES OF COMMON STOCK

- ----------------------------------------------------

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 174,250 SHARES OF COMMON STOCK


(12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
       EXCLUDES CERTAIN SHARES                                  [ ]


(13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       3.86%


(14) TYPE OF REPORTING PERSON
      PN

13D
CUSIP No. 637277104

(1)  NAME OF REPORTING PERSON

          Dorchester Advisors, Inc.


(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                         (a)  [X]
                                                         (b)


(3)  SEC USE ONLY



(4)  SOURCE OF FUNDS

          AF


(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)
                                                          [ ]


(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

          CALIFORNIA

- -------------------------------------------------

                    : (7) SOLE VOTING POWER
                    :   -0- SHARES OF COMMON STOCK
                    :
                    : (8) SHARED VOTING POWER
Number Of Shares    :   174,250 SHARES OF COMMON STOCK
Beneficially Owned  :
By Each Reporting   : (9) SOLE DISPOSITIVE POWER
Person With         :   -0- SHARES OF COMMON STOCK
                    :
                    : (10) SHARED DISPOSITIVE POWER
                    :   174,250 SHARES OF COMMON STOCK

- --------------------------------------------------

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       174,250 SHARES OF COMMON STOCK


(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES                                     [ ]


(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      3.86%


(14) TYPE OF REPORTING PERSON
      CO

13D
CUSIP No.  637277104


(1)  NAME OF REPORTING PERSON

          Michael J. Halpern


(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                       (a)  [X]
                                                       (b)  [ ]


(3)  SEC USE ONLY



(4)  SOURCE OF FUNDS

          AF


(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)
                                                            [ ]


(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

          UNITED STATES OF AMERICA

- ---------------------------------------------------

                    : (7) SOLE VOTING POWER
                    :   -0- SHARES OF COMMON STOCK
                    :
                    : (8) SHARED VOTING POWER
Number Of Shares    :   174,250 SHARES OF COMMON STOCK
Beneficially Owned  :
By Each Reporting   : (9) SOLE DISPOSITIVE POWER
Person With         :   -0- SHARES OF COMMON STOCK
                    :
                    : (10) SHARED DISPOSITIVE POWER
                    :   174,250 SHARES OF COMMON STOCK

- ----------------------------------------------------

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       174,250 SHARES OF COMMON STOCK


(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES                                [ ]


(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      3.86%


(14) TYPE OF REPORTING PERSON
      IN

13D
CUSIP No. 637277104


          This Amendment No. 1 to Schedule 13D, filed on behalf of Dorchester Partners, L.P., a Delaware limited partnership ("Partners"), Dorchester Advisors, Inc., a California corporation ("Advisors"), and Michael J. Halpern, an individual ("Halpern"), hereby amends the Schedule 13D filed on May 17, 1996 as follows:


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          Item 5 is hereby amended to supply the following additional information:

          On May 16, 1996, the Common Stock of NRVH was split 3:2. As a result, the total outstanding shares of Common Stock changed from 3,008,039 to 4,512,059. The following table sets forth the transactions effected by Partners since May 15, 1996. Each of the transactions set forth below reflects a purchase or sale effected by means of an over-the-counter trade except two acquisitions of shares of Common Stock (as indicated by an "*") which were effected as a result of the stock split by NRVH. The Price Per Share excludes commissions, if any.

13D
CUSIP No. 637277104



                                            Number of
                     Buy                     Shares
                      or      Price Per     Acquired
Trade Date           Sell     Share         or sold

05/16/96              *        N/A           77,100
05/16/96              B       $19.50            500
05/22/96              *        N/A              250
05/22/96              B        12.375         1,000
06/05/96              B        12.625           500
06/07/96              B        12.25          1,000
06/10/96              B        12.375         1,000
01/13/96              S        13.375         5,000
06/14/96              S        13.240        37,800
06/14/96              S        13.125        12,500
06/14/96              B        13.31          2,000
06/18/96              S        12.875         8,000

______________________
*Acquired as a result of a stock split by NRVH.


          As a result of these acquisitions and sales, the Reporting Persons own 174,250 shares of Common Stock, which is less than 5% of the outstanding shares of Common Stock. Consequently, the Reporting Persons are no longer subject to the reporting requirements under Section 13(d) of the Securities Exchange Act of 1934, as amended, as a result of their ownership of equity securities of NRVH.

13D
CUSIP No. 637277104


                            SIGNATURE

     After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  June 18, 1996



                              DORCHESTER ADVISORS, INC.

                              By: __/s/ Michael J. Halpern__
                                  Michael J. Halpern
                                  President


                              DORCHESTER PARTNERS, L.P.

                              By:  Dorchester Advisors, Inc.
                                   General Partner

                                   By: __/s/ Michael J. Halpern__
                                       Michael J. Halpern
                                       President




                              __/s/ Michael J. Halpern__
                              Michael J. Halpern



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